UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Bank of Montreal

B.	This is (select one):

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Bank of Montreal

Form type:	F-3

File Number (if known):	333-285508

Filed by:	Bank of Montreal

Date Filed (if filed concurrently, so indicate):	Filed concurrently with Form F-N

D.

The Filer is a Schedule I bank under the Bank Act (Canada) and has its principal place of business at 100 King Street West, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1, telephone (416) 867-6785.

E.

The Filer designates and appoints Sajida Ali (“Agent”) located at Bank of Montreal, 320 S. Canal Street, 7th Floor, Chicago, Illinois 60606, telephone (312) 519-1023, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission, and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on the date hereof, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.

Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of Toronto, Province of Ontario, Country of Canada, this 3rd day of March, 2025.

BANK OF MONTREAL

By:	/s/ Stephen Lobo
Name:	Stephen Lobo
Title:	Treasurer

This statement has been signed by the following persons in the capacities indicated and on this 3rd day of March, 2025.

Sajida Ali
Agent for Services of Process in the United States

/s/ Sajida Ali
Sajida Ali
Associate General Counsel and U.S. Corporate Secretary,
BMO Financial Corp.

Bank of Montreal

Certificate

I, Paul Noble, Chief Legal Officer, Enterprise Legal and Corporate Secretary of Bank of Montreal (“the Bank”), do hereby certify (i) that the following resolution of the Bank, which authorizes Sajida Ali as agent for service of process in the United States, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 25th day of February, 2025 and (ii) that said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“THAT Sajida Ali (or any other person designated by any Authorized Officer or Designated Officer), be, and hereby is, appointed and designated as agent for service of process on the Bank under the Securities Act to be named in the Registration Statement and any and all amendments (including, without limitation, post-effective amendments) thereto, with all powers consequent to such appointments.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, Country of Canada, this 3rd day of March, 2025.

By:	/s/ Paul Noble
Name:	Paul Noble
Title:	Chief Legal Officer, Enterprise Legal & Corporate Secretary